Jefferson Capital, Inc.

600 South Highway 169, Suite 1575

Minneapolis, Minnesota 55426

January 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Aisha Adegbuyi

Re:	Jefferson Capital, Inc.
Registration Statement on Form S-1 (File No. 333-292576)
Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Jefferson Capital, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-292576) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 7, 2026, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Erika L. Weinberg at (212) 906-1297.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Erika L. Weinberg of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Sincerely,

Jefferson Capital, Inc.

By:	/s/ David Burton
Name:	David Burton
Title:	President and Chief Executive Officer

cc:	Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.
Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Erika L. Weinberg, Esq., Latham & Watkins LLP
Sandy Kugbei, Esq., Latham & Watkins LLP